July 11, 2024

Semiramis Paliou
Director and Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

       Re: Diana Shipping Inc.
           Registration Statement on Form F-3
           Filed July 3, 2024
           File No. 333-280693
Dear Semiramis Paliou:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Edward Horton